PRESS RELEASE

American Manor Enterprises Inc.
25 Wentworth Street, Suite 101
Dartmouth, Nova Scotia, B2Y 2S7
FOR MORE INFORMATION
Phone: 902-464-9346 Fax:

S.E.C. NO. 82-4158

FOR IMMEDIATE RELEASE

American Manor Enterprises Inc. Signs Second Letter of Intent in Trinidad

Dartmouth, Nova Scotia, February 11, 2002—William A. MacPherson, P. Eng., President of American Manor Enterprises Inc., is pleased to announce the signing of a Letter of Intent with Moonsie Oil & Gas Ltd., an independent oil producer in Trinidad whereby American Manor Enterprises can earn a 75% interest after payout by completing two wells by August 31, 2002.

The Letter of Intent covers Moonsie Oil & Gas Ltd.'s Palo Seco Block # four lease and includes eleven development well locations. American Manor Enterprises Inc. will pay 100% of drilling and development costs to earn a 75% interest after payout. By completing the initial two wells American Manor Enterprises Inc. will earn a 75% interest in all further wells drilled on the lease area of interest.

The parties will complete a formal contract that will run until June 30, 2008 at which time a buy out provision for either party may be implemented.

This is the second Oil & Gas Project in Trinidad for American Manor Enterprises Inc. announced this year. On January 11, 2002, the Company signed a Letter of Intent with Jasmine Oil & Gas that allows the Company to earn an 80% interest in the South Erin Block (1350 ha) by completing two wells in 2002. These two projects will establish American Manor Enterprises Inc. presence in the Trinidad & Tobago Oil & Gas Sector.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

William A. MacPherson, P.Eng., President American Manor EnterprisesInc.

Signed " William A. MacPherson"

PRESS RELEASE

American manor Enterprises Inc.
25 Wentworth Street, Suite 101
Dartmouth, Nova Scotia, B2Y 2S7
FOR MORE INFORMATION, CONTACT: Brian Bradbury
Phone: 902-464-9346 Fax: 902-466-4353

S.E.C. NO. 82-4158

FOR IMMEDIATE RELEASE

American Manor Enterprises Inc. Appoints a New Director

Dartmouth, Nova Scotia, February 12, 2002—William A. MacPherson P.Eng., President is pleased to announce the appointment of Michael Zander to the Board of Directors of American Manor Enterprises Inc. Mr. Zander will serve as a Director pending ratification by the shareholders..

Mr. Zander is a seasoned Professional Petroleum Geologist with expertise in exploration, exploitation and management. He has been involved in prospect evaluation and generation in Alberta, N.E. British Colombia, Saskatchewan, Louisiana, Oklahoma, Texas, Montana, Wyoming and Utah.

During his career spanning three decades, his work in, collaboration with others, led to the discovery and development of the Lindbergh oil field, discoveries in Pembina, Cranberry, Mikwan/Ardley, Figure Lake, Cheddarville, Fairydell-Bonn Accord, Garrington, Taber, Red Lodge, Harmatton East, Beacon Hill and Glen Ewen.

Mr. Zander is president of Manitou Resources Inc., a private oil & gas company, president of Geras Petroleum Management Limited, a private management services to the oil & gas sector and secretary of Cressida Consulting Ltd., a private oil & gas consulting company.

The Canadian Venture Exchange has neither approved nor disapproved the contents of this press release.

William A. MacPherson, P.Eng., President American Manor Enterprises Inc.

Signed "William A. MacPherson"